GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

Mail Spot 3561

July 21, 2010

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Discount Dental Materials, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Five

File No.: 333-166508

Dear Mr. Reynolds:

Enclosed is Pre-Effective Amendment Five to the above Registration Statement. The changes are made in response to staff comments to the Fourth Amendment to the Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated July 20, 2010.

Prospectus Summary

1.

We have revised Management's Discussion And Analysis Or Plan Of Operation (“MD&A”) – Liquidity and filed revised Exhibit 10.1a so as to clearly indicate that I will not receive any substantial interest or any interest direct or indirect in the Issuer in connection with its offering or otherwise.

Business

2.

We have added clarifying language as follows “Standard trade credit involves payment due to the vendor 30 days after the product has been shipped from the vendor’s warehouse.”

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Discount Dental Materials, Inc